Saranac Community Store Financial Statements

Year-end April 30, 2016 & 2017

Unaudited



THE COMMUNITY STORE IN SARANAC LAKE

I, Melinda Little, president of the Saranac Lake Community Store, Inc. ("SLCS") present this Report and financial statements for the SLCS for the purpose of disclosing and establishing early stage transactions and information for future venture capital fundraising.

I believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the SLCS and are in compliance with GAAP.

I hereby approve and authorize for issue these documents on behalf of the Saranac Lake Community Store:

Melinda L. Little

Melinda L. Little
President
May 2, 2018

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2016

	Note	Profit & Loss Account		
		Year to April, 30 2016		Year to April, 30 2015
Sales Revenue		$ 374,463	$	359,581
Cost of Goods Sold		$ 206,738	$	201,203
Gross Profit		$ 167,725	$	158,378
Gross Profit %	1	45%		44%
Expenses				
Rent	2	$ 57,804	$	58,134
Payroll		$ 90,872	$	79,717
Utilities		$ 2,486	$	4,345
Professional		$ 5,228	$	5,829
Insurance		$ 4,989	$	5,857
Office & Computer		$ 4,883	$	3,862
Advertising		$ 6,577	$	6,805
Supplies		$ 6,137	$	7,570
Maintenance		$ 1,731	$	1,812
Depreciation	3	$ 18,520	$	18,520
Training		$ 1,059	$	503
Total		$ 200,286	$	192,954
Net Income/(Loss) from Operations		$ (32,561)	$	(34,576)
Other Income				
Interest		$ 165	$	190
Net Income/(Loss) before Tax		$ (32,396)	$	(34,386)
Taxation				
Federal		$ -	$	-
State		$ 480	$	551
Total		$ 480	$	551
Net Income/(Loss)		$ (32,876)	$	(34,937)
		=========		=========
EBITDA (Earnings before interest,		$ (14,041)	$	(16,056)
tax & depreciation)	4	=========		=========

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2016

Balance Sheet as at April 30

	Note	2016		2015	
ASSETS					
Current Assets					
Bank & cash - operating		$	6,362	$	6,378
Money Market funds		$	72,091	$	84,926
Total cash	5	$	78,453	$	91,304
Accounts Receivable		$	1,199	$	311
Inventory		$	204,368	$	200,840
Total current Assets		$	284,020	$	292,455
Fixed Assets					
At cost:					
Leasehold Improvements		$	74,396	$	74,396
Other		$	19,028	$	18,631
Total		$	93,424	$	93,027
Accumulated Depreciation		$	(83,160)	$	(64,640)
Net Fixed Assets		$	10,264	$	28,387
Other Assets		$	9,200	$	9,680
TOTAL ASSETS		$	303,484	$	330,522
		=========		=========	
LIABILITIES & EQUITY					
Current Liabilities					
Accounts Payable		$	13,869	$	9,320
Other		$	19,376	$	18,087
Total current Liabilities		$	33,245	$	27,407
Equity					
Share Capital		$	542	$	542
Share Premium		$	541,158	$	541,158
Total Issued Capital	5	$	541,700	$	541,700
Retained Earnings/(Deficit)		$	(271,561)	$	(238,685)
Contributed Surplus		$	100	$	100
Total Shareholders' Equity		$	270,239	$	303,115
TOTAL LIABILITIES & EQUITY		$	303,484	$	330,522
		=========		=========	

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2016

Notes to the Financial Statements

1   Gross Profit % varies by product line with a target level of about 52-53% overall at the time of purchase. The current period reflects a full annual cycle with periodic seasonal clearance sales depressing the Gross Profit % to 45%. A level of 40-45% is considered sustainable going forward.

2   A lease was signed for approximately 4000 sq. ft. of retail space at 97 Main Street, Saranac Lake on April 9, 2011 with a term of five years and an option of a further five years. In November 2013, the initial term of the lease was extended by one year in return for a rent reduction of $250/month.

3   Leasehold improvements are depreciated over the initial term of the lease, five years. Fixtures & Fittings and Office equipment are also depreciated over a five-year period. Depreciation commenced when assets were placed into service, October 29,2011, and will become fully-depreciated during the current, 2017, fiscal year.

4   Surplus funds are held in a federally-insured, interest-bearing money market account with Community Bank. These accounts are operated as a self-funded line of credit to finance seasonal fluctuations in cash flow. Drawdowns are subject to approval by board members.

5   Issued Capital comprises 5,417 shares with a par value of 10 cents each that were issued at $100 per share. Shares were issued to subscribers to the Offering following its closure on December 22, 2011.

The Share Premium represents the difference between the issue price of $100 and the par value of 10 cents.

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2017

	Note		Balance Sheet as at April 30		
			2017		2016
ASSETS					
Current Assets					
Bank & cash - operating		$	3,897	$	6,362
Money Market funds		$	26,189	$	72,091
Total cash	5	$	30,086	$	78,453
Accounts Receivable		$	1,182	$	1,199
Inventory		$	204,935	$	204,368
Total current Assets		$	236,203	$	284,020
Fixed Assets					
At cost:					
Leasehold Improvements		$	74,396	$	74,396
Other		$	24,301	$	19,028
Total		$	98,697	$	93,424
Accumulated Depreciation		$	(93,424)	$	(83,160)
Net Fixed Assets		$	5,273	$	10,264
Other Assets		$	9,200	$	9,200
TOTAL ASSETS		$	250,676	$	303,484
			=========		=========
LIABILITIES & EQUITY					
Current Liabilities					
Accounts Payable		$	10,209	$	13,869
Other		$	15,198	$	19,376
Total current Liabilities		$	25,407	$	33,245
Equity					
Share Capital		$	542	$	542
Share Premium		$	541,158	$	541,158
Total Issued Capital	5	$	541,700	$	541,700
Retained Earnings/(Deficit)		$	(316,531)	$	(271,561)
Contributed Surplus		$	100	$	100
Total Shareholders' Equity		$	225,269	$	270,239
TOTAL LIABILITIES & EQUITY		$	250,676	$	303,484
			=========		=========

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2017

	Note	Profit & Loss Account			
			Year to April, 30 2017		Year to April, 30 2016
Sales Revenue		$	349,804	$	374,463
Cost of Goods Sold		$	195,979	$	206,738
Gross Profit		$	153,825	$	167,725
Gross Profit %	1		44%		45%
Expenses					
Rent	2	$	58,618	$	57,804
Payroll		$	90,429	$	90,872
Utilities		$	2,233	$	2,486
Professional		$	6,270	$	5,228
Insurance		$	5,058	$	4,989
Office & Computer		$	5,687	$	4,883
Advertising		$	9,618	$	6,577
Supplies		$	7,616	$	6,137
Maintenance		$	1,834	$	1,731
Depreciation	3	$	10,264	$	18,520
Training		$	911	$	1,059
Total		$	198,538	$	200,286
Net Income/(Loss) from Operations		$	(44,713)	$	(32,561)
Other Income					
Interest		$	98	$	165
Net Income/(Loss) before Tax		$	(44,615)	$	(32,396)
Taxation					
Federal		$	-	$	-
State		$	355	$	480
Total		$	355	$	480
Net Income/(Loss)		$	(44,970)	$	(32,876)
			=========		=========
EBITDA (Earnings before interest, tax & depreciation)	4	$	(34,449)	$	(14,041)
			=========		=========

Saranac Lake Community Store, Inc.

Financial Statements - April 30, 2017

Cash Flow Statements
Years to April 30, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities		
Net income/(Loss) for the period	$ (44,970)	$ (32,876)
Change in Payables	$ (7,838)	$ 5,838
Change in Receivables	$ 17	$ (888)
Change in Inventory	$ (567)	$ (3,528)
Change in Other Assets	$ -	$ 480
Net Cash Flows from Operating Activities	$ (53,358)	$ (30,974)
Cash Flows from Investing Activities		
Purchase of Fixed Assets	$ (5,273)	$ (397)
Change in Accumulated Depreciation	$ 10,264	$ 18,520
Net Cash Flows from Investing Activities	$ 4,991	$ 18,123
Net Cash Flows from Financing Activities	$ -	$ -
NET CASH FLOW	$ (48,367)	$ (12,851)
Cash at Beginning of Period	$ 78,453	$ 91,304
Net increase/(Decrease) in Cash	$ (48,367)	$ (12,851)
Cash at End of Period	$ 30,086	$ 78,453

<u>Saranac Lake Community Store, Inc.</u>

<u>Financial Statements - April 30, 2017</u>

Notes to the Financial Statements

1   Gross Profit % varies by product line with a target level of about 52-53% overall at the time of purchase. The current period reflects a full annual cycle with periodic seasonal clearance sales depressing the Gross Profit % to 45%. A level of 40-45% is considered sustainable going forward.

2   A lease was signed for approximately 4000 sq. ft. of retail space at 97 Main Street, Saranac Lake on April 9, 2011 with a term of five years and an option of a further five years. In November 2013, the initial term of the lease was extended by one year in return for a rent reduction of $250/month. In April 2017 it was renewed for five years with a rent increase of $500/month for the first two years.

3   Leasehold improvements are depreciated over the initial term of the lease, five years. Fixtures & Fittings and Office equipment are also depreciated over a five-year period. Depreciation commenced when assets were placed into service, October 29,2011, and most became fully-depreciated during the year. Remaining assets comprise upgraded computer systems.

4   Surplus funds are held in a federally-insured, interest-bearing money market account with Community Bank. These accounts are operated as a self-funded line of credit to finance seasonal fluctuations in cash flow. Drawdowns are subject to approval by board members.

5   Issued Capital comprises 5,417 shares with a par value of 10 cents each that were issued at $100 per share. Shares were issued to subscribers to the Offering following its closure on December 22, 2011.

The Share Premium represents the difference between the issue price of $100 and the par value of 10 cents.